UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    James D. Bennett
    c/o Bennett Management Corporation
    2 Stamford Plaza
    Suite 1501
    281 Tresser Blvd.
    Stamford, Connecticut 06901


2.  Issuer Name and Ticker or Trading Symbol

    Golden Books Family Entertainment, Inc. (GBFK. OB)

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    1/00


5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock*            1/27/00         J               1,705,610  A   *                             I               **General
                                                                                                                      Partner or
                                                                                1,775,610***                          Principal of
                                                                                                                      Investment
                                                                                                                      Manager



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                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

                   |             |            |      |     |        |        |         |         |        |            |
                   l             l            l      l     l        l        l         l         l        l            l









|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |

Explanation of Responses:

*Pursuant to the Issuer's Plan of Reorganization effective January 27, 2000 the Reporting Person received 2.27697 shares of New Common Stock of the Issuer per share of 8.75% Preferred Stock ("Preferred Stock") and 28.333 shares of New Common Stock of the Issuer per Senior Notes 7.65% September 15, 2002 Bond ("Bond") (face value $1000). Based on the Reporting Person's deemed beneficial ownership of 554,455 shares of Preferred Stock and 15,640 Bonds as of January 27, 2000, the Reporting Person is currently deemed to own 1,705,610 shares of New Common Stock (1,262,477 shares from the Preferred Stock and 443,133 shares from the Bonds).

**The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

***RIDER


Signature of Reporting Person:

     /s/ James D. Bennett
    ___________________________
      James D. Bennett


Date:  February 10, 2000

**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.














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